November 20, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:              Mr. Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

CC:           Ms. Tracey Houser, Staff Accountant
                 Division of Corporation Finance

RE:         Valhi, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 333-48391

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated October 27, 2009, (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K and Forms 10-Q of Valhi, Inc. (“Valhi”).  Valhi has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income (Loss) From Operations Overview

1.	To allow an investor to easily understand the impact of the primary items impacting earnings per share, please quantify each factor to the extent possible.

We note that each of the items we identify as impacting the comparability of our results of operations in the Net Income Overview section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is discussed in more quantitative detail in subsequent sections of the MD&A.  In response to the comment of the Staff in this regard, in our future filings with the Commission we will clarify that each of the items we identify as impacting the comparability of our results of operations in the Net Income Overview section of our MD&A are more fully described in subsequent sections of the MD&A.  We included such clarification in the “Operations Overview” section of the MD&A included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

2.
Regarding the current forecast for 2009, you note that you anticipate higher production costs.  Similarly, we note that you expect NL to incur higher litigation expenses during fiscal year 2009.  However, you do not explain why.  To the extent that you have expectations for future operating results that materially differ from the historical results in future filings, please provide investors with an explanation as to why.  Refer to Item 202(A)(3)(ii) of Regulation S-K and Section 401.12 of the Financial Reporting Codification for guidance.

In our future filings with the Commission, to the extent we have expectations for future operating results that materially differ from our historical operating results, we will indicate the factors contributing to such expectations and the reasons why we have such expectations.

With respect to the higher expected production costs for 2009, we note that such higher expected production costs were due in part to the significantly reduced production volumes we expected to achieve in 2009, and the resulting unabsorbed fixed production costs, as discussed in the “Outlook” subsection of the Chemicals portion of our Segment Operating Results discussion in our MD&A.

With respect to NL’s litigation expenses, we will clarify in our future filings with the Commission that the level of NL’s litigation and related expenses will vary from period to period depending upon, among other things, the number of cases in which NL is currently involved, the nature of such cases and the current stage of such cases (e.g. discovery, pre-trial motions, trial or appeal, if applicable). We included such clarification in the “General Corporate Items, Interest Expense, Income Tax Benefit and Noncontrolling Interest  - 2008 Compared to 2009 – Corporate Expenses, Net” section of the MD&A included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009. To the extent such factors are contributing to our expectation that NL’s future litigation expenses will materially differ from its historical litigation expenses, we will indicate which of these factors are contributing to such expectations.

Critical accounting policies

Goodwill

3.
We note that the goodwill assigned to your Chemicals reportable segment has been assigned to one reporting unit for purposes of tested for impairment.  We further note that while you may offer one primary product, you do have a global presence for the sale of this one primary product in Germany, the U.S., Belgium, Canada and Norway.  We further note your brief discussion of market share by geographic location within the Business section in addition to your noting sales volume declined in all markets due to poor overall economic conditions.  Please provide us with your analysis of paragraph 30 of SFAS 142 for the identification of your reporting units for your Chemicals reportable segment.  In this regard, please address each of the following:

•	Please provide us with a description as to how Kronos Worldwide is managed by the CODM. Please also provide us with an explanation of the reporting structure for Kronos Worldwide.
•
Please identify the segment manager(s), as defined by SFAS 131, of Kronos Worldwide.  Please also tell us the types of information /reports that they review to manage Kronos Worldwide, including the level of financial information used.

•
If the segment managers review financial information at a geographic or other level below the consolidated level and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination based on the guidance in EITF No. 98-3.

•
If you believe each of the components can be aggregated into one reporting unit, provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the consolidated level in accordance with paragraph 30 of SFAS 142 and EITF Topic D-101.

We advise the Staff that Kronos Worldwide’s chief operating decision maker (“CODM”), as that term is defined in ASC 280-10-50- 5 (formerly paragraph 12 of SFAS 131), is its Chief Executive Officer, Mr. Steven L. Watson. Consistent with such guidance, Mr. Watson, as the CODM, allocates resources and assesses performance of Kronos.  Reporting to Mr. Watson is Mr. Douglas C. Weaver, who serves in the functional role as Kronos’ chief operating officer.   Mr. Weaver resides in the United States.  Reporting to Mr. Weaver are Kronos’ President, Sales and Marketing (who resides in the United States), Kronos’ President, Manufacturing (who resides in Germany), and Kronos’ Chief Technology Officer (who also resides in Germany).   Kronos’ President, Sales and Marketing, Kronos’ President, Manufacturing, and Kronos’ Chief Technology Officer each have worldwide responsibilities, as does Mr. Weaver and Mr. Watson.  Such worldwide responsibilities are consistent with the fact that Kronos produces one main product, titanium dioxide pigments (or TiO2).

Kronos has one operating segment, as that term is defined in ASC 280-10-50-1 (formerly paragraph 10 of SFAS 131) – the manufacture and sale of TiO2 and related by-products.  Such single operating segment for Kronos is consistent with the following in regards to Kronos and its products and operations:
•
Kronos produces one main homogeneous product, TiO2.  While Kronos produces over 40 different grades of TiO2, the different grades relate to customer performance requirements for their ultimate end use.  Each of such grades, however, has the same base chemical compound - TiO2;

•
Kronos uses two methodologies to produce TiO2 (the chloride process and the sulfate process).  Kronos produces TiO2 using both the chloride and sulfate processes in each of North America and Europe.  These two processes differ in terms of the types of raw material inputs into the process.  In addition, the sulfate process is a batch-oriented process while the chloride process is a continuous, closed-loop process.  However, all of Kronos’ sulfate process facilities are substantially identical, and all of Kronos’ chloride process facilities are substantially identical.  In addition, for two of the three countries in which Kronos produces TiO2 using the sulfate process, Germany and Canada, Kronos also produces TiO2 using the chloride process (Kronos produces TiO2 using the sulfate process only in Norway);

•	Procurement of feedstock and certain other raw materials are conducted at a centralized corporate level for the benefit of all of Kronos’ manufacturing facilities;
•
Each Kronos manufacturing facility sells to the same types of customers.  While Kronos has many types of customers (paint, plastic and paper manufacturers), each Kronos facility sells to all the same types of customers;

•	The sale of TiO2 to multinational companies with multiple locations is based on selling arrangements negotiated centrally with Kronos’ corporate sales staff;
•	Each Kronos manufacturing facility uses the same methods to distribute its products (truck or rail, with ships to export markets outside North America and Europe);
•	Environmental standards are fairly common between all of Kronos’ manufacturing facilities in North America and Europe;
•	Each of Kronos’ manufacturing facilities share in the research and development activities conducted centrally by Kronos in Germany;
•	Each of Kronos’ chloride-process and sulfate-process manufacturing facilities use a respective common, proprietary technology for the manufacture of TiO2;
•	In the two countries in which Kronos produces TiO2 using both the sulfate and chloride process, a common “finishing” facility is used at the end of the respective production processes;
•	There are significant intra-company transfers of product within Kronos, particularly from one European facility to another European facility, when selling product to the end user; and
•	Each of Kronos’ manufacturing facilities share in certain corporate-level administrative functions, such as legal, treasury, accounting and income taxes.

For all of the reasons noted above, Kronos is managed on a global basis. The global nature of how Kronos is managed is further indicated by the fact that the President, Sale and Marketing, the President, Manufacturing and the Chief Technology Officer each have worldwide responsibilities.

A segment manager, as that term is used in ASC 280-10-50-7/8/9 (formerly paragraph 14 of SFAS 131), defines a function, not necessarily a manager with a specific title.  Under such guidance, the CODM may also be the segment manager for certain operating segments.   Consistent with the fact that Kronos has a single operating segment as well as the fact that Kronos is managed on a global basis, Mr. Watson is both Kronos’ segment manager and Kronos’ CODM.

Due to the homogenous nature of the product, Kronos’ resource allocation and production decisions are made on a global basis after taking into account, among other things, demand, foreign currency exchange rates, shipping costs, contractual commitments, labor and other locally sourced production costs and relative inventory levels.  Consistent with all of the forgoing, Kronos’ CODM/segment manager reviews monthly operating performance only on a global, consolidated basis.  Such operating report compares Kronos’ actual financial results for key financial statement items (e.g. net sales, operating income and net income) to the prior-year periods and the current forecast, and variances to each are indicated.  The operating report also includes key operating performance indicators for Kronos, such as sales and production volumes.  In addition, the report contains a brief, internal MD&A analysis of Kronos’ operating results.

We note the following provisions in determining an appropriate reporting unit in accordance with ASC 350-20-35 (formerly the guidance contained in paragraph 30 of SFAS 142):
•
ASC 350-20-20 – “A reporting unit is the level at which goodwill is tested for impairment.  A reporting unit is an operating segment, or one level below an operating segment (also known as a component).”

•
ASC 350-20-35-34 - “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component”; and

•
ASC 350-20-35-37 “In other words, a reporting unit could be the same as an operating segment, which could be the same as a reportable segment, which could be the same as the entity as a whole (entity level).”

Because Kronos’ segment manager, Mr. Watson, reviews monthly operating performance only on a global, consolidated basis, we have concluded that the guidance of ASC 350-20-35-34 provides that for purposes of applying SFAS 142, it is appropriate to allocate goodwill to the single reporting unit consisting of our Chemicals segment in total.

4.
We note that you tested the Furniture Components reporting unit during the third and fourth quarter of fiscal year 2008.  We further note your statement that this reporting unit was required to be tested at an interim date due to “the continued weakening of the economy.”  Based on this reason, it is unclear why all of your reporting units did not require interim testing, as it appears from your quarter financial information and your discussion in MD&A that all of your reporting units were negatively impacted by the continued weakening of the economy.  Please confirm to us that your disclosures in future filings will provide investors with information that is specific to your businesses.  For example, disclosure that states an interim testing was required because actual cash flows for the Furniture Components reporting unit in the first couple of months of the fourth quarter of fiscal year 2008 fell below estimated cash flows with an indication that future cash flows would also fall below estimated cash flows, if correct, provides investors with a better understanding as to why management was required to test goodwill for this reporting unit at an interim date.

In our future filings with the Commission, to the extent we test the goodwill associated with any of our reporting units for impairment at an interim date, we will include a more detailed discussion of the reasons that led management to conclude such an interim impairment test was required, indicating any factors that are specific to such reporting unit  that is tested (e.g. sales and operating income for a reporting unit falling materially below our projections, or a reporting unit that has generated significant negative cash flows or operating losses for a sustained period).   For example, in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, we note that we tested our Furniture Component reporting unit’s goodwill “due to continued unfavorable economic conditions and lower than expected results.”  In our future filings with the Commission, we would clarify that “lower than expected results” refers to actual sales and operating income falling materially below our projections for the reporting unit.  We did not specifically include any of these disclosures in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as we completed our annual goodwill impairment analysis during this quarter (i.e. the impairment analysis we most recently completed was not an interim impairment analysis).

5.
We note that the each of the reportable segments with goodwill have recognized declining operating results and variable operating cash flows during fiscal year 2008 and the subsequent interim periods.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each of these reporting units in future filings:

•	The percentage by which fair value exceeds the carrying value as of the most recent step one test.
•	The amount of allocated goodwill.
•	A description of the methods and specific assumptions that drive the estimated fair value.
•
A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumption in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.  An addition example would be to example when the valuation model assumes recovery from the downturn.

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future filings.  Please also provide us with the estimated fair values, carrying values and goodwill for each of your reporting units for each testing date during fiscal years 2008 and 2009.

In our future filings with the Commission, to the extent we conclude any of our reporting units have estimated fair values that are not substantially in excess of the carrying values of such reporting units, and an impairment of the goodwill associated with such reporting units, individually or in the aggregate, could materially impact our operating results or total stockholders’ equity, we will provide the disclosure indicated above.  Alternatively, if we conclude the estimated fair value of a reporting unit substantially exceeds the carrying value of such reporting unit, we will include a disclosure indicating that the estimated fair value of the reporting unit substantially exceeds the carrying value of such reporting unit.

We are supplementally providing the Staff with a list of the estimated fair values, carrying values and goodwill for each of our reporting units as of each testing date during fiscal years 2008 and 2009.  In addition, the following is the form of the disclosures regarding goodwill that we expect to include in the Critical Accounting Policies section of our Annual Report on Form 10-K for the year ending December 31, 2009.

Goodwill – Our goodwill totaled $X million at December 31, 2009 resulting primarily from our various step acquisitions of Kronos and NL (which occurred before the implementation of the new accounting standards related to noncontrolling interest, see Note X to our Consolidated Financial Statements) and to a lesser extent CompX’s purchase of various businesses.  In accordance with the applicable accounting standards for goodwill, we do not amortize goodwill.

We perform a goodwill impairment test annually in the third quarter of each year.  Goodwill is also evaluated for impairment at other times whenever an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  A reporting unit can be a segment or an operating division based on the operations of the segment.  For example, our Chemicals Segment produces a globally coordinated homogeneous product whereas our Component Products Segment operates as three distinct business units.  For our Chemicals Segment, we use Level 1 inputs of publicly traded market prices to compare the book value to assess impairment.  Because we test for goodwill at a reporting unit level for our Component Products Segment, we use Level 3 inputs of a discounted cash flow technique since Level 1 inputs of market prices are not available at the reporting unit level.  We also consider control premiums when assessing fair value of our segments.  If the fair value is less than the book value, the asset is written down to the estimated fair value.

Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows.  Assumptions used in our impairment evaluations, such as forecasted growth rates and our cost of capital, are consistent with our internal projections and operating plans.  However, different assumptions and estimates could result in materially different findings which could result in the recognition of a material goodwill impairment.

During 2009, we evaluated the Furniture Components reporting unit of our Component Products segment for impairment at each interim date because such reporting unit, while continuing to generate positive operating cash flows, was reporting sales and operating income significantly below our expectations as a result of the severe contraction in the office furniture and appliance markets. While we have had recent indications that point to a recovery, we are currently unable to predict with a high degree of accuracy when sales volumes and operating income will return to their previous levels.   As a result, we evaluated such Furniture Components reporting unit for goodwill at each interim date during 2009 as well as during our annual impairment review during the third quarter.  At each of such impairment review dates in 2009, we concluded no impairments were present.  However, if our future cash flows from operations less capital expenditures for our Furniture Components reporting unit were to be significantly below our current expectations (approximately X% below our current expectations), it is reasonably likely that we would conclude an impairment of the goodwill associated with this reporting unit would be present under ASC Topic 350-20-20, Goodwill.  At December 31, 2009, the estimated fair value of our Furniture Components reporting unit exceeded its carrying value by X%.  The carrying value includes approximately $X million of goodwill.  Holding all other assumptions constant at the re-evaluation date, an increase in the rate used to discount our expected cash flows of approximately X basis points would reduce the enterprise value for our Furniture Components unit sufficiently to indicate a potential impairment.

During the third quarter of 2008, our Component Products Segment determined that all of the goodwill associated with its Marine Components reporting unit was impaired. We recognized a $10.1 million charge for the goodwill impairment, which represented all of the goodwill we had previously recognized for the Marine Components reporting unit of our Component Products Segment (including a nominal amount of goodwill inherent in our investment in CompX). The factors that led us to conclude goodwill associated with the Marine Components reporting unit was fully impaired include the continued decline in consumer spending in the marine market as well as the overall negative economic outlook, both of which resulted in near-term and longer-term reduced revenue, profit and cash flow forecasts for the Marine Components unit.  While we continue to believe in the long-term potential of the Marine Components reporting unit, due to the economic downturn in the boating industry we are not currently able to foresee when the industry and our business will recover.  In response to the present economic conditions, we have taken steps to reduce operating costs without inhibiting our ability to take advantage of opportunities to expand our market share.

We performed our annual goodwill impairment analysis in the third quarter of 2009 for each of our other reporting units, and concluded there was no impairment of the goodwill for those reporting units.  For each of such reporting units, the estimated fair value of such reporting units was substantially in excess of their respective carrying values.

Segment Operating Results

Chemicals

6.
We note your statement that Ti02 average selling prices is a key performance indicator.  In future filings, please disclose the average selling prices for each period presented.  To the extent that there is a material increase or decrease in this amount, please provide investors with an understanding of the factors contributing to the increase or decrease.

In our future filings with the Commission, to the extent there are material increases or decreases in our average TiO2 selling prices, we will discuss the factors that we believe contributed to such increases or decreases for each period presented.  We also note that as part of our existing disclosures, we provide a table indicating the four major factors that cause our aggregate TiO2 net sales to change from period to period, quantified as the percentage change in our aggregate TiO2 net sales caused by changes in (i) our average TiO2 selling prices, (ii) our TiO2 sales volumes, (iii) our product mix and (iv) relative foreign currency exchange rates.  We believe this provides investors with sufficient information to understand the quantitative impact on our results of operations from changes in our average TiO2 selling prices for each period presented.

7.
We note your discussion with the Business section regarding your market share in certain of the geographical locations in which you sell Ti02.  In future filings, please disclose your market share of Ti02 in each of your major geographic locations for each period presented.  To the extent that you have gained or lost market share during the periods presented, please provide investors with the factors that caused the gain or loss in market share.

In our future filings with the Commission, we will disclose our estimated market share of TiO2 in each of the two major geographic locations in which we sell TiO2 (North America and Europe) for each period presented.  In addition, to the extent such market share has changed materially over the periods presented, we will also disclose the factors that caused the gain or loss in our market share.

Component Products

8.	Please quantify the extent to which changes in sales volumes and pricing changes impacted the net sales. Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance.

Our Component Products product offering consists of a significantly large number of products that have a very wide variation in prices, which presents certain practical limits to specifically quantifying the impact of changes in volume versus price on net sales.  However, to the extent practical, in our future filings with the Commission, we will revise our Management’s Discussion and Analysis to include a quantification for each of our three business segments, of the estimated impact resulting from changes in our sales volume and selling prices.  We will also clarify in our future filings the difficulties in providing a quantification of the impact of changes in volume versus price on our net sales, given that our product offering consists of a significantly large number of products that have a very wide variation in prices.  Additionally, we will include quantification of the impact of changes in raw material costs, fixed charge coverage and depreciation expense, to the extent such changes are material.

9.
We note that your Components Products reportable segment operates in three primary markets – security products, furniture components and marine components.  To the extent that there are factors specific to any of these components that are materially impacting net sales and other components of income from continuing operations, a discussion and analysis of those factors should be provided.  For example, we note that the operating results and cash flows for marine components have deteriorated to the point that you recognized an impairment charge for all of this component’s goodwill.  As such, it would appear that there are factors specific to this component that is materially impacting Component Product’s operating results that should be discussed and analyzed for investors.

In our future filings with the Commission, to the extent there are any factors specific to CompX’s three primary markets (security products, furniture components and marine components) that are materially impacting the comparability of our Component Products sales and operating income, we will make reference to and discuss and analyze such factors.

Assumptions on defined benefit pension plans and OPEB plans

10.
We note that you recognized a significant lower defined benefit pension plan expense for fiscal year 2008 as compared to fiscal years 2006 and 2007.  We note that half of the explanation is the $6.9M correction recognized during fiscal year 2008.  In future filings, please provide investors with an explanation for the remainder of the decline.

In our future filings with the Commission, we will describe the primary reasons that explain the remainder of the significantly lower defined benefit pension plan expense we recognized in fiscal 2008 as compared to fiscal 2006 and 2007.  Such reasons are as follows:
•
The component of our defined benefit pension cost related to the expected return on plan assets was higher for fiscal 2008 as compared to both fiscal 2007 and fiscal 2006 due to the fair value of plan assets being higher at the beginning of fiscal 2008 as compared to both the beginning of fiscal 2007 and fiscal 2006; and

•
The component of our defined benefit pension cost related to the amortization of unrecognized net actuarial losses was lower for fiscal 2008 as compared to both fiscal 2007 and fiscal 2006 primarily due to the aggregate $75.1 million actuarial gain we recognized during fiscal 2007 related to the aggregate projected benefit obligation of all of our defined benefit pension plans, which actuarial gain was primarily due to the significant increase in the weighted average discount rate used in the determination of the PBO from 4.8% at December 31, 2006 to 5.6% at December 31, 2007.

Assumptions on the defined benefit pension plans and OPEB plans

11.
We note that substantially all of the U.S. and Medite plan assets were invested in The Combined Master Retirement Trust (CMRT) during fiscal year 2008.  We further note that 68% of the CMRT assets were invested in equity securities and limited partnerships with 29% invested in fixed income securities.  Finally, we note your disclosure that the 20-year rate of return excluding the TIMET investment is 11%.  Please tell us and disclose in future filings the 20-year rate of return for the CMRT assets including the TIMET investment.  To the extent that this rate is lower than the expected long-term rate of return that you are using to estimate your periodic defined pension cost, please provide investors with a detailed explanation as to why you believe the assumption is reasonable.

As disclosed in Note 11 to Valhi’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2008, the CMRT is a collective investment trust sponsored by Contran Corporation (“Contran”) to permit the collective investment by certain master trusts which fund certain employee benefit plans sponsored by Contran and certain of its affiliates, including the U.S. plans sponsored by NL, Kronos and a former business unit of Valhi.  The U.S. defined benefit pension plans sponsored by both NL and Kronos do not invest in the portion of the CMRT that holds Titanium Metals Corporation (“TIMET”) common stock, while the defined benefit pension plan sponsored by the former business unit does invest in the portion of the CMRT that holds TIMET common stock.  Because the plan assets of the former business unit which does invest in the portion of the CMRT that holds TIMET common stock are immaterial in relation to our aggregate defined benefit pension plan assets (e.g. constituting less than 10% of aggregate plan assets at December 31, 2008), we concluded that for purposes of disclosure in Valhi’s consolidated financial statements it would be more relevant and meaningful to disclose the 20-year rate of return for the CMRT, exclusive of the CMRT’s investment in TIMET. We also note the 20-year rate of return for the CMRT at December 31, 2008, inclusive of the CMRT’s investment in TIMET, is approximately 290 basis points higher than the 20-year rate of return, exclusive of the CMRT’s investment in TIMET.

In response to the Staff’s comment, in our future filings with the Commission we will clarify that (i) the CMRT holds an investment in TIMET common stock, (ii) NL’s and Kronos’ plan assets are not invested in the portion of the CMRT that holds TIMET common stock, (iii) the former business unit’s plan assets are invested in the portion of the CMRT that holds TIMET common stock, and that such plan assets are immaterial in relation to our aggregate plan assets, and (iv) for the forgoing reasons the 20-year rate of return we disclose for the CMRT is exclusive of the CMRT’s investment in TIMET.  In addition, in the event such rate of return for the CMRT, inclusive of the CMRT’s investment in TIMET, were to be lower than both (i) such rate of return for the CMRT, exclusive of the CMRT’s investment in TIMET, and (ii) the expected long-term rate of return we are using to estimate our periodic defined pension cost, in our future filings with the Commission we would also disclose the rate of return for the CMRT, inclusive of the CMRT’s investment in TIMET, and provide an explanation as to why we believe our long-term rate of return assumption is reasonable in such circumstances.

Liquidity and Capital Resources

12.
We note that the Kronos European credit facility was not in compliance with its financial covenant as of March, 31, 2009 and June 30, 2009, for which you obtained waivers from the lenders.  We further note that CompX may not be able to meet the financial covenants associated with its credit facility as of September 30, 2009, for which you provided disclosures of two financial covenants including the requirement and the actual amounts as of June 30, 2009.  In future filings, please disclose the financial covenants required to be met for each of your debt instruments to the extent you have determined that it is reasonably likely you will not meet these financial covenants.  This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios amounts achieved for the current reporting period.  This disclosure will allow an investor to easily understand your current status in meeting your financial covenants.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

In our future filings with the Commission, if we have concluded a violation of any of the financial covenants required to be met under any of our debt instruments is reasonably likely, we will disclose and discuss the specific terms of any such financial covenant, including the maximum/minimum ratios/amounts permitted under the debt instruments and the actual ratios/amounts achieved for the current reporting period.

With respect to Kronos’ European credit facility, effective September 15, 2009 Kronos entered into an amendment to such credit facility that, among other things, added two additional financial covenants and temporarily eliminated the financial covenant for which Kronos had obtained waivers from the lenders, as more fully described on the Current Report on Form 8-K dated September 15, 2009 and filed by Kronos International, Inc.  We also disclosed the amendment to such credit facility in (i) Note 8 to our consolidated financial statements and (ii) the “Outstanding Debt Obligations” section of the MD&A, in each case included in Valhi’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  Kronos believes it will be able to comply with the new financial covenants through the maturity date of the facility.

With respect to CompX’s credit facility, effective September 21, 2009 CompX entered into an amendment to such credit facility that, among other things, modified certain financial covenants, as more fully described on the Current Report on Form 8-K dated September 21, 2009 and filed by CompX.  We also disclosed the amendment to such credit facility in (i) Note 8 to our consolidated financial statements and (ii) the “Outstanding Debt Obligations” section of the MD&A, in each case included in Valhi’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  CompX believes it will be able to comply with the new financial covenants through the maturity date of the facility.

Future Cash Requirements

13.
We note your general disclosures regarding the avenues you may pursue to obtain additional liquidity to the extent that cash flows you receive from your subsidiaries is not sufficient to meet your liquidity requirements.  In future filings, please provide investors with more specifics regarding the results of your comparison of your liquidity requirements versus your estimated cash flows.  In this regard, we note that Kronos generated negative operating cash flows for fiscal year 2008 and was also unable to meet its financial covenants in the first and second quarters of fiscal year 2009 for its European credit facility.  Further, we note that Kronos has suspended payment of its regular quarterly dividend.  Finally, we note your disclosure in the second quarter of fiscal year 2009 Form 10-Q regarding a potential issue with CompX International Inc.’s ability to pay a dividend to you in the third quarter without violating the covenants for the third quarter of fiscal year 2009.  Refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

In our future filings with the Commission, we will provide a more specific discussion of the results of the comparison of our liquidity requirements in relation to our estimated cash flows.  Such expanded discussion will include, among other things, a clarification regarding which of our estimated liquidity requirements are discretionary (e.g. our common stock dividend), and how at that time we have met our liquidity requirements in light of Kronos’ suspension of its common stock dividend.

With respect to CompX’s dividend, we note that because our ownership of CompX is held directly by NL, we do not receive dividends from CompX.  We added a disclosure in the “Future Cash Requirements – Dividends” section of the MD&A included in Valhi’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 to clarify that we currently only receive dividends from NL, and that NL receives any dividends CompX declares.

14.
In future filings, please disclose the amount of the cash dividends received from Kronos during fiscal year 2008.  This disclosure will allow investors to understand the impact of Kronos suspending its cash dividend for fiscal year 2009 to your liquidity.

In our future filings with the Commission, we will disclose the amount of cash dividends we received from Kronos during fiscal year 2008.  We disclosed such dividends received in the “Future Cash Requirements – Dividends” section of the MD&A included in Valhi’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Note 2 – Business and geographic segments

15.
We note your disclosure that you own 95% of the Chemicals reportable segment (i.e., Kronos Worldwide) and 87% of the Component Products reportable segment (i.e., CompX International Inc.).  As you own 83% of NL Industries Inc. as of the end of fiscal year 2008, it does not appear as though these ownership percentages are accurate.  In future filings, please revise your disclosure to state your ownership interest in these entities.

Our 95% ownership of Kronos Worldwide includes 59% held directly by Valhi and 36% held directly by NL, of which Valhi directly owns 83%.  Our 87% ownership of CompX International Inc. is held directly by NL.  The 95% ownership of Kronos and the 87% ownership of CompX were not intended to reflect Valhi’s economic ownership in such companies (i..e taking into consideration the fact that a portion of our ownership of Kronos, and all of our ownership of CompX, were held by an entity (NL) for which we did not have 100% ownership).  Rather, such percentages were intended to reflect the extent to which Valhi controlled such companies.  In our future filings with the Commission, we will clarify that the percentage ownership we disclose for Kronos, CompX and NL is the percentage we control of such companies.  We included such clarification in Note 2 to our consolidated financial statements included in Valhi’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Note 11 – Employee benefit plan

16.
We note that as of the end of fiscal year 2008, the benefit obligation for your foreign plans is $382.1 million of the total $469.9 million, or 81.3%.  We further note your statement within MD&A regarding the selection of the discount rate, “[w]e use several different discount rate assumptions in determining our consolidated defined benefit pension plan obligations and expense because we maintain defined benefit pension plans in several different countries in North America and Europe and the interest rate environment differs from country to country.”  We further note that the estimated long term rate of return for your US plans is 10% versus 5.3 – 5.6% for your other foreign plans.  Based on the guidance in paragraph 7 of SFAS 132R, please provide all of the disclosures required by paragraph 5 of the SFAS 132R on a disaggregate basis between your U.S. plans and your foreign plans for your defined pension and OPEB plans.  Otherwise, please tell us how you determined it is appropriate to combine certain of the disclosures required by paragraph 5 of SFAS 132R.

According to ASC 715-20-50-4 (formerly paragraph 7 of SFAS 132R)  “A U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the United States with those for U.S. plans unless the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions.”   We believe this disclosure requirement was intended to favor disaggregation (U.S. and non-U.S.) when the U.S. benefit obligations were relatively similar in size to the non-U.S. benefit obligations, so that the reader of the financial statements would be able to understand the relative impact of U.S. versus non-U.S. disclosures.  For that reason, we interpret this guidance to also indicate that disaggregated disclosures are not required if the U.S. benefit obligations are not significant relative to the non-U.S. benefit obligations.  In this regard, we believe our consolidated U.S. benefit obligations are not significant relative to our non-U.S. benefit obligations.  At December 31, 2007 and 2008, our aggregate U.S. projected benefit obligations, as a percentage of our total projected benefit obligations, were 16% and 19%, respectively.   Accordingly, we have concluded that ASC 715-20-50-4 does not require us to provide disaggregated disclosures for our defined benefit pension plans.  In order to demonstrate to the reader the relative insignificance of our U.S. benefit obligations in relation to our non-U.S. benefit obligations, we disclose in the notes to our consolidated financial statements a quantification of the U.S. and non-U.S. plans balances relative to the total projected benefit obligation and total plan asset values.

We also note that as part of the disclosures regarding our defined benefit pension plans contained in MD&A, we provide disaggregated information by country for projected benefit obligations, plan assets, plan asset composition and actuarial assumptions with respect to discount rates and expected long-term rates of return.  We provide such disaggregated disclosures pursuant to the guidance of Section 501.14 of the Financial Reporting Codification with regards to our Critical Accounting Policies and Estimates.  Such guidance indicates that disclosures regarding Critical Accounting Policies and Estimates are intended to supplement, rather than duplicate, disclosures contained in our consolidated financial statements by analyzing, among other things, the material assumptions considered in arriving at accounting estimates and whether the estimate or assumption is reasonably likely to materially change in the future.

In preparing our consolidated financial statements, we strive to strike a balance in our disclosures between providing readers with relevant, useful information which provides insight into our financial condition, and providing so much information that the reader becomes lost in the details.  We believe our current financial statement footnote disclosures with respect to defined benefit pensions comply with the applicable accounting rules, and strike an appropriate balance.

Note 12 – Income taxes

17.
We note your disclosure regarding the Canadian tax authorities’ proposed adjustments for the years 2002 – 2004 for the Chemicals reportable segment.  In future filings, please disclose the amount of the adjustments the Canadian tax authorities are proposing along with the impact such adjustment would have to your consolidated financial statements.  Otherwise, please disclose that the impact is immaterial.

In our future filings with the Commission, we will disclose (i) the impact the Canadian tax authorities’ proposed adjustments for the years 2002 – 2004 would have on Kronos’ consolidated financial statements if the full amount of the proposed adjustments were ultimately to be assessed against Kronos and (ii) the impact any future tax adjustments that any tax authority may propose against us would have on our consolidated financial statements if the full amount of such proposed adjustments were ultimately to be assessed against us, in both cases to the extent such impact would be material.  Alternatively, if such impact would not be material, we will disclose that such impact would be immaterial.

Note 17 – Commitments and contingencies

Environmental matters and litigation

18.
We note that you were unable to reasonably estimate your liability for 20 NL sites as of December 31, 2008, and 25 NL sites as of June 30, 2009.  In future filings, please disclose the number of sites that you were able to reasonably estimate the probable loss and the number of sites that you were able to reasonably estimate the reasonably possible loss.

In our future filings with the Commission, and in addition to our current disclosures regarding NL’s environmental matters and litigation, we will disclose the approximate number of environmental sites for which we have concluded liability to NL is probable and reasonably estimable (i.e. the approximate number of sites inherent in NL’s accrued environmental cost).  We disclosed such number of sites in Note 13 to our consolidated financial statements included in Valhi’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Exhibits 31.1 and 31.2

19.
In future filings, please ensure the language included in your certifications required under Section 302 of the Sarbanes-Oxley Act conforms exactly to the language per Item 601(b)(31) of Regulation S-K.  Specifically, please remove the references to Valhi, Inc. in paragraphs 3-5.  Also refer to SEC Release No. 33-8124 dated August 29, 2002 and SEC Staff Alert, Annual Report Reminders, dated March 4, 2005 for additional guidance.

In our future filings with the Commission, we will ensure the language included in our certifications required under Section 302 of the Sarbanes-Oxley Act conform exactly to the language per Item 601(b)(31) of Regulation S-K, including removal of the references to Valhi, Inc. in paragraphs 3-5 of such certifications. We conformed  to the required language in such certifications in Valhi’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 32

Segment Operating Results – 2008 Compared to 2009, page 36

Chemicals, page 36

20.
We note the factors you disclose that impacted your operating results.  In future filings, please quantify the extent to which each factor materially impacted each line item discussed within income from continuing operations.  Refer to Item 303(A)(3)(i) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

In our future filings with the Commission, we will quantify, to the extent material, each factor which impacted each line item discussed within segment operating income (loss).   We note that as part of our existing disclosures, we provide a table indicating the four major factors that cause our aggregate Chemicals Segment’s TiO2 net sales to change from period to period, quantified as the percentage change in our aggregate TiO2 net sales caused by changes in (i) our average TiO2 selling prices, (ii) our TiO2 sales volumes, (iii) our product mix and (iv) relative foreign currency exchange rates.  We also note that we have provided quantification of the impact of production curtailments and reduced maintenance expenses in response to reduced demand on our cost of sales, as well as quantifying the impact of changes in raw material, utility costs and foreign currency exchange rates on our segment operating income.

Component Products, page 39

21.
We note that you tested the assets allocated to your Marine Components reporting unit for impairment in accordance with SFAS 144. In future filings, please disclose the carrying value of the assets tested for impairment as of June 30, 2009, or a later testing date, if applicable.  Please also more fully explain to investors the factors that could lead to material impairment charges.  To the extent that undiscounted cash flows are not materially different from the carrying value, please disclose as such.  Please note that disclosure of the carrying values the business units/asset groups that are generating negative cash flows and are at risk for impairment should be disclosed.  Otherwise, there is a concern that investors may not understand the magnitude of your material uncertainties.  Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results.  Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge.  See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4.  Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off.  This includes an obligation to provide information regarding the magnitude of exposure to loss.”

In our future filings with the Commission, we will disclose the carrying value of each asset group we tested for impairment as of the most recent testing date (including any asset group which is generating negative cash flows).  In addition, to the extent the undiscounted cash flows associated with such asset group are not materially different from the carrying value of the asset group (and therefore such asset group would be at risk for a possible future impairment charge), we will disclose (i) the maximum percentage by which such undiscounted cash flows could decrease before we would conclude recognition of a material impairment charge would be reasonably likely and (ii) any material uncertainties or other specific factors that could cause such cash flows to decrease and therefore lead to recognition of such material impairment charge. For example, in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, we expanded our disclosures regarding the asset groups within our Marine Components reporting unit which were tested for impairment, including providing the asset carrying values of the asset groups tested for impairment, in the “Component Products – Outlook” section of our MD&A.  We also note that although the operating performance of our Marine Components reporting unit has been below our expectations, the reporting unit has generated positive cash flows in 2009.

Valhi acknowledges that:

•	Valhi is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	Valhi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Valhi, Inc.

By: _/s/ Gregory M. Swalwell
Gregory M. Swalwell,
Vice President and Controller